July 12, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	LHC Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 10, 2011

Correspondence Submitted June 10, 2011

File No. 001-33989

Dear Mr. Reynolds:

We are responding to your comment letter dated June 28, 2011, to Keith G. Myers, Chief Executive Officer, relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Notes to Consolidated Financial Statements, page F-6

11. Segment Information, page F-28

1. We note you summarized the quantitative criteria for revenue, operating margin and net income in your response to comment 4 of our letter dated June 2, 2011. However, your analysis does not appear to address the quantitative thresholds with respect to assets as outlined in ASC 280-10-50-12.c. Please provide us with your evaluation of the significance of the Hospice Operating Segment based on assets.

Response

ASC 280-10-50-12.c requires an operating segment to be reported separately if “its assets are 10 percent or more of the combined assets of all operating segments.” ASC 280-50-27 further states, in part, however, that “only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.” Our President and Chief Operating Officer, our Chief Operating Decision Maker (“CODM”), is not provided, nor does he request, asset information related to our hospice operating segment. Because this is not used by the CODM to allocate resources and assess performance for each operating segment, we did not include the asset test in our quantitative threshold testing.

Since our CODM does not review any information regarding assets with respect to our hospice operating segment, we do not believe any assets should be segregated and included in an asset test for purposes of determining the quantitative thresholds for reporting hospice as a segment. However, since your letter requests an evaluation of the significance of our hospice operating segment based on assets, we have undertaken to identify those assets that would be included should our CODM elect to review our hospice assets. Below is a table summarizing hospice assets for each quarter of 2010 (number in thousands):

	Q1 2010		Q2 2010		Q3 2010		Q4 2010
Segment	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
Home Based:
Home Nursing	308,259	98.22%	298,904	98.44%	314,898	98.49%	325,361	98.64%
Hospice	5,576	1.78%	4,730	1.56%	4,821	1.51%	4,488	1.36%
Total Home Based Segment	313,835		303,634		319,719		329,849

Our hospice operating segment assets are significantly below the 10% threshold of total home based segment assets. Therefore, applying the asset test does not change the conclusion that the hospice operating segment does not require separate disclosure.

2. It appears that you determined the hospice and home-based services segments were economically similar based on an analysis of gross margins. Please tell us how you considered other metrics or economic factors in concluding these two segments were economically similar. For example, your earnings release on May 4, 2011, highlighted several other financial and operating metrics such as growth in admissions, average reimbursement per completed and billed Medicare episode, and average revenue per patient day, among others. In your response, compare for us the growth prospects of hospice and home-based services.

The significance of the hospice operations to the overall operating results of the home-based reporting segment has been increasing since the Company went public in 2005. This increased significance has been primarily the result of acquisitions of hospice agencies. For example, at December 31, 2005, the Company had 75 total home-based segment agencies of which four were hospice agencies, approximately five percent. At December 31, 2010, the number of hospice agencies was 26 out of a total of 283 agencies in the home-based segment, or nine percent. We recognized this increasing significance and began including hospice operational metrics in the statistics presented with our May 4, 2011 earnings release. This was the first time we had disclosed these statistics in an earnings release and we included them because we expect the hospice operating segment to reach quantitative significance thresholds in the future. However, at this time we do not believe that it is necessary for us to separately report our hospice operations since home health and hospice share similar economic characteristics, as well as meet the other qualitative criteria for aggregation. Further, today our hospice revenue and operating margin remain below the quantitative disclosure thresholds at 6.7% and 4.7% of the home-based segment revenue and operating margin, respectively. Finally, as presented in question 1 above, our hospice assets do not exceed more than 10% of the combined assets of all of our operating segments.

We believe that our hospice operations and our home health operations are economically similar because the underlying metrics that drive the financial performance for both hospice and home health are the same. In reviewing and managing the home health operations, our CODM focuses on gross margin, length of stay, census and admissions. These are the same metrics that our CODM uses to review and manage our hospice operations. Since both businesses involve skilled nursing care in the home and are driven by the same metrics, we believe this supports our conclusion of economic similarity.

In both home health and hospice, patient census is the main revenue driver. Our census growth in both home health and hospice comes either through acquiring new agencies or through organic growth. For the year ended December 31, 2010, organic growth for the hospice operating segment for net service revenue was 18.5% compared to 12.6% for the home health operating segment. This difference of 5.9% represents $1.6 million in revenue, or 0.3% of consolidated revenue. For the year ended December 31, 2010, organic growth for the hospice operating segment for average weekly census was 14.2% compared to 4.5% for the home health operating segment. This difference of 9.7% equals approximately 48 hospice patients which is approximately 0.1% of the home-based segment’s average weekly census. For the same period, organic growth in new admissions was 9.0% for the hospice operating segment compared to 13.1% for home health operating segment. This difference of 4.1% equals 100 admits which is approximately 0.1% of home-based segment admits. We believe these percentage differences are driven by the relatively small denominator basis in the hospice operations and this further supports our position that the hospice operating segment does not qualify as a reportable segment until it reaches quantitative significance. As stated above, over the period from December 31, 2006 to December 31, 2010 the number of hospice agencies has grown from four to 26. Accordingly, we have seen a greater organic growth rate from these newly acquired hospice agencies than in our more mature home health agencies, which have been in the portfolio for a longer period of time. We do expect the growth rates of both operating segments to be similar as the hospice agencies and the operating segment mature.

In both home health and hospice operations our long term census growth is highly dependent on increased utilization of the services. With regard to the home health and hospice industries, in the decade from 2000 through 2009, annual home health patients increased 800,000 to approximately 3.3 million, approximately a 33% increase, while hospice patients increased approximately 600,000, nearly 90%. This growth in number of patients using the benefit drives organic growth expectations of both home health and hospice businesses and, therefore, our census and revenue.

As we will discuss in our response to question 3 below, we are reimbursed differently for home nursing services and hospice services. Home nursing is reimbursed for delivery of care over a 60 day period and hospice is reimbursed on a per day amount based on the level of care. Although the payment methodologies are different today, we are seeing our main revenue source, Medicare, begin to take steps to synchronize the two payment methodologies. For example, in the home health industry we are seeing new proposals that place caps on our episodic payments based upon length of stay and utilization. This is very similar to the cap that has been in place for sometime in hospice on long length of stay patients. It is our belief that over time we will continue to see more similarities in the payment structures. Despite these differences in payment methods, as we have stated above the metrics that drive each business are the same: admits, length of stay, census and gross margin. Accordingly, we believe home health and hospice are economically similar and until such time as hospice meets the quantitative criteria for segment reporting we believe it is appropriate to aggregate home health and hospice.

3. We note in your response to comment 4 of our letter dated June 2, 2011 that you describe the similarities between the hospice and the home-based services segments. Please explain to us how the two segments are different.

The table below details the most significant differences between home health services and hospice services:

Response

	Home Health Services	Hospice Services
Patient services

Treat patients who need skilled care following discharge from a hospital, as well as patients who suffer from chronic conditions that require ongoing but intermittent care.

Patients have an expectation of recovery and improved health conditions.

Therapy services to assist in recovery.

Treat patients who need skilled care or counseling in an end- of – life setting. Bereavement and counseling services for patients and family.

Reimbursement and revenue recognition	Payment is based on a standard prospective Medicare payment for delivering care over a 60 day period referred to as an episode.	Payment is based on one of four predetermined daily or hourly rates based upon the level of care we furnish the patient.

Payment adjustments

Payment is subject to one of four adjustments:

1.      An outlier payment if the patient’s care was unusually costly,

2.      A low utilization adjustment if the number of visits was fewer than five,

3.      A partial payment if the patient transferred to another provider before completing the episode; or

4.      A payment adjustment based upon the level of therapy service required in the population base.

Payment is subject to:

1.      An inpatient cap – individual programs receiving more than 20% of its total Medicare reimbursement from inpatient care services, and/or

2.      Overall payment cap – individual programs receiving reimbursement in excess of an amount calculated by multiplying the number of beneficiaries’ during the period by a statutory amount that is indexed for inflation.

Condition of coverage	Patient must be: 1. Homebound in that they are unable to leave their home without considerable effort;	To qualify for Medicare hospice benefits, two physicians must certify that, in the best judgment of the physician or medical director, the beneficiary has less than six months to live, assuming the beneficiary’s disease runs its normal course.

2.      Require intermittent skilled nursing, physical therapy, or speech therapy services that are covered by Medicare, and;

3.      Receive treatment under a plan of care that is established and periodically reviewed by a physician.

Should you have any questions regarding this matter, please contact me.

LHC Group, Inc.

/s/ Peter J. Roman

Peter J. Roman

Executive Vice President, Chief Financial Officer

cc: Keith Myers, Chairman, Chief Executive Officer

George Lewis, Chairman, Audit Committee

Peter November, Executive Vice President, General Counsel and Director of Acquisitions

Susan Bergethon, Vice President, Assistant General Counsel & Director of Legal Services

Nancy Bumgarner, Partner, KPMG LLP